EXHIBIT 11.2

CPI CORP. COMPUTATION OF EARNINGS (LOSS) PER SHARE - BASIC
FISCAL YEARS ENDED FEBRUARY 3, 2007, FEBRUARY 4, 2006 AND FEBRUARY 5, 2005

thousands except share and per share data	2006	2005	2004

Common shares outstanding at beginning of fiscal period	18,569,964	18,432,779	18,360,238
Shares issued during the period - weighted average	45,501	60,956	49,536
Retirement of common shares acquired through
Dutch Auction self-tender offer - weighted average	(1,644,938)	-	-
Less: Treasury stock - weighted average	(10,617,552)	(10,639,543)	(10,521,370)

Weighted average number of common and common
equivalent shares	6,352,975	7,854,192	7,888,404

Net earnings (loss) applicable to common shares:
From continuing operations	$16,327	$6,389	$(14,762)
From discontinued operations	-	-	(3,746)

Net earnings (loss)	$16,327	$6,389	$(18,508)

Net earnings (loss) per common and common
equivalent shares:
From continuing operations	$2.57	$0.81	$(1.87)
From discontinued operations	-	-	(0.48)

Earnings (loss) per common share	$2.57	$0.81	$(2.35)